Filed Pursuant to Rule 433

Registration No. 333-134553

Final Note Terms

10Yr Capped LIBOR Floater

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/A+)

Underwriter(s):	Lehman Brothers Inc.

Issue Type:	US MTN

Principal Amount:

$20,000,000 (re-opening to become fungible with the outstanding $100,000,000 Floating Rate Notes due January 26, 2017, issued on January 26, 2007 so that the aggregate principal amount outstanding after the issue of these notes will be $120,000,000)

CUSIP:	52517PS28

Trade Date:	June 15, 2007

Issue Date:	June 20, 2007

Maturity Date:	January 26, 2017

Issue Price:	99.1% (plus accrued interest from April 26, 2007)

Interest Rate:	3mo USD LIBOR + 58bps, subject to:
	Cap:	7.00%
	Floor:	0.00%

All values input into formulas for the Interest Rate and intermediate calculations expressed as a percentage rounded to five decimal places and any Interest Rate expressed as a percentage rounded to three decimal places.

Interest Payment Dates:	Quarterly on January 26th, April 26th, July 26th, and October 26th.

Interest Reset Dates:

Quarterly on January 26th, April 26th, July 26th, and October 26th for the interest period commencing on such Interest Reset Date to but excluding the next succeeding Interest Payment Date (determined on the Interest Determination Date preceding that Interest Reset Date)

Interest Determination Dates:	Two London Business Days prior to the related Interest Reset Dates

Initial Interest Rate:	Determined two London Business Days prior to the Issue Date, for the period commencing on the Issue Date to but excluding the first Interest Payment Date.

Reference Rate:	3 month USD LIBOR setting as of 11:00 am London time as published on Reuters LIBOR01 on the relevant Interest Determination Date.

Minimum Denomination:	$1,000 and integral multiples of $1,000

Day Count Convention:	30/360

Business Day Convention:	Modified Following New York and London Business Days with no adjustment for period end dates.